

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2019

Phil Sands
Chief Executive Officer
KYN Capital Group, Inc.
535 Fifth Avenue, 4th Floor
New York, NY 10017

> **Re: KYN Capital Group, Inc.**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 1**
> **Filed May 7, 2019**
> **File No. 024-10772**

Dear Mr. Sands:

We have reviewed your amendment and do not have any comments.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction